

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

Via E-mail
John Nicholson
Senior Vice President and Chief Financial Officer
Nektar Therapeutics
455 Mission Bay Boulevard South
San Francisco, CA 94158

> **Re:** **Nektar Therapeutics**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 000-24006**

Dear Mr. Nicholson:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Overview of Selected Nektar Proprietary Drug Development Programs and Significant Partnered Drug Development Programs, page 10

1. With respect to your global license agreement with AstraZeneca AB, please disclose in future filings the aggregate development milestones that you are eligible to receive for NKTR-118 and NKTR-119.

Patents and Proprietary Rights, page 21

2. We note that you are a party to a Cross-License and Option Agreement with Enzon Pharmaceuticals, Inc. whereby you are required to share future royalty payments for several of your products with Enzon. Please provide proposed disclosure to be included in future filings that discloses the range of royalties, within ten percent, that you are required to pay. An acceptable range of royalties is one of the following: "single-digits," "teens," "twenties,"

etc. In addition, please file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, or, alternatively, tell us the basis for your belief that you are not required to file the agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash flows from operating activities, page 55

3. Your accounts receivables increased by $20.3 million between December 31, 2009 and December 31, 2010, and decreased by $22.9 million at March 31, 2011. We were unable to find a discussion of the reason or the source of the change in the amount. Please provide us proposed disclosure to be included in future filings that addresses the reasons for these changes and their effects on cash flows from operating activities.

Notes to Consolidated Financial Statements
Note 1 — Organization and Summary of Significant Accounting Policies
Revenue Recognition
Product sales and royalties, page 69

4. You state that product sales revenues are recognized in accordance with the terms of the related agreement. Please provide us proposed disclosure to be included in future filings describing your revenue recognition policy for products sold under these agreements, as in accordance with the terms of the related agreement is vague.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib, Attorney Advisor, at (202) 551-3170 or Dan Greenspan, Legal Branch Chief at (202) 551-3623 with questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant